UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K
_______________________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-7275

_______________________________________

A.Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ConAgra Foods Retirement Income Savings Plan for Salaried Employees

ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees

B.Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

Contents

Reports of Independent Registered Public Accounting Firm	1-2
Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2014 and 2013	3-4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	5-6

Notes to Financial Statements	7-19

Supplemental Schedule

Schedules H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2014	20

Signatures	21

Exhibit 23.1	22

All schedules required by Section 2520.103-10 of the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are disclosed separately in a Master Trust report filed with the United States Department of Labor or are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

ConAgra Foods, Inc.
Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP

Omaha, Nebraska
June 26, 2015

Report of Independent Registered Public Accounting Firm

ConAgra Foods, Inc.
Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP

Omaha, Nebraska
June 26, 2015

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Statement of Net Assets Available for Benefits
December 31, 2014

	CRISP	CRISP
Assets	Salary	Hourly

Plan interest in Master Trust	$1,477,394,476	$458,493,551

Employer contributions receivable	—	1,499,170

Notes receivable from participants	14,678,758	23,903,208

Net assets available for benefits, at fair value	1,492,073,234	483,895,929

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(2,585,400)	(1,331,873)

Net assets available for benefits	$1,489,487,834	$482,564,056

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Statement of Net Assets Available for Benefits
December 31, 2013

	CRISP	CRISP
Assets	Salary	Hourly

Plan interest in Master Trust	$1,220,152,601	$293,747,893

Other investments	279,368,048	151,479,860

Notes receivable from participants	16,250,107	29,269,955

Net assets available for benefits, at fair value	1,515,770,756	474,497,708

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(2,840,019)	(1,118,855)

Net assets available for benefits	$1,512,930,737	$473,378,853

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

	CRISP	CRISP
	Salary	Hourly
Additions to net assets attributed to:
Investment income from Master Trust:
Interest and dividends	$35,895,843	$12,561,606
Net appreciation in fair value of investments	72,588,006	17,680,114
Interest income on notes receivable from participants	625,387	1,046,758
	109,109,236	31,288,478

Contributions:
Employee	56,160,950	25,979,515
Employer	28,222,521	12,308,721
	84,383,471	38,288,236

Total additions	193,492,707	69,576,714

Deductions from net assets attributed to:
Benefits paid to participants	215,004,877	58,159,471
Administrative expenses	3,188,293	974,480
Total deductions	218,193,170	59,133,951

(Decrease) Increase in net assets	(24,700,463)	10,442,763

Net Master Trust transfers	1,257,560	(1,257,560)

Net assets available for benefits,
Beginning of year	1,512,930,737	473,378,853
End of year	$1,489,487,834	$482,564,056

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

	CRISP	CRISP
	Salary	Hourly
Additions to net assets attributed to:
Investment income from Master Trust:
Interest and dividends	$25,194,680	$6,565,680
Net appreciation in fair value of investments	187,519,519	37,341,401
Interest income on notes receivable from participants	468,906	520,960
	213,183,105	44,428,041

Contributions:
Employee	50,806,326	16,822,446
Employer	19,009,690	5,947,042
	69,816,016	22,769,488

Total additions	282,999,121	67,197,529

Deductions from net assets attributed to:
Benefits paid to participants	110,961,823	27,108,390
Administrative expenses	2,525,327	616,314
Total deductions	113,487,150	27,724,704

Increase in net assets	169,511,971	39,472,825

Net Master Trust transfers	888,735	(888,735)

Net plan mergers (Note 1)	284,944,564	167,137,205

Net assets available for benefits,
Beginning of year	1,057,585,467	267,657,558
End of year	$1,512,930,737	$473,378,853

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 1.	Description of the Plans

General: The ConAgra Foods Retirement Income Savings Plans (CRISP) (the Plans) are defined contributions savings plans sponsored by ConAgra Foods, Inc. (the Company). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. There are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or “CRISP Salary”) and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or CRISP Hourly). The Plans have different eligibility requirements, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ConAgra Foods Employee Benefits Administrative Committee (the Committee) manages the operation and administration of the Plans as the Plan Administrator, as defined in Section 3(16) of ERISA. The following brief description of the Plans is provided for information purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly plan documents for more complete information.

The Company purchased Ralcorp Holdings, Inc. in January 2013. Following the purchase, the Ralcorp Holdings, Inc. Savings Investment Plan was merged into the CRISP Salary and CRISP Hourly on December 31, 2013. Net assets in the amount of $284,536,265 were transferred to the CRISP Salary and net assets in the amount of $167,215,412 were transferred into the CRISP Hourly during the year ended December 31, 2013.

Other miscellaneous plan mergers and divestitures resulted in net assets of $408,299 being transferred into the CRISP Salary and $78,207 being transferred out of the CRISP Hourly during the year ended December 31, 2013.

Participants may direct their investment into one or more of the following investment options within the ConAgra Foods Retirement Income Savings Master Trust (the Master Trust):

•Small-Cap Index Fund (Vanguard Small-Cap Index Fund)
•International Equity Growth Fund (Vanguard International Growth Fund)
•Large-Cap Growth Stock Fund (T. Rowe Price Large Cap Growth Stock Fund)

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 1.	Description of the Plans

• Mid-Cap Index Fund (Vanguard Mid-Cap Index Fund)

•	One of twelve Target Date Retirement Funds (Alliance Bernstein 2000-2055 Target Date Funds)

•	Inflation Protection Securities Fund (Vanguard Inflation Protected Securities Fund)

•	International Value Fund (Vanguard Value Fund)

•	Large-Cap Value Fund (Vanguard Equity Income Fund)

•	Equity Index Fund (Vanguard Institutional Index Fund)

•	Investment Allocation Fund (Fidelity Asset Manager Fund)

•	Longer-Term Fixed Income Fund (Vanguard Total Bond Market Index Fund)

•	Shorter-Term Fixed Income Fund (Fidelity Interest Income Fund)

•	Equity Index Fund (Vanguard Equity Index Fund)

In addition, certain participants hold investments in the Company’s stock fund. Dividends associated with the Company’s stock in this fund are distributed either in cash or reinvested at the discretion of the respective participants. Other than dividend reinvestment, deferrals into this stock fund are not currently allowed.

Contributions and vesting: Qualifying salaried and hourly employees of ConAgra Foods, Inc. are eligible to participate in the Plans upon employment, or once they have met the eligibility requirements for the supplement under the plan, in which they participate. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1 percent to 50 percent of cash compensation may be made on a pre-tax basis for both plans and of 1 percent to 10 percent and 1 percent to 21 percent on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions as set forth in the Internal Revenue Code. Total contributions by a participant for any year may not exceed 60 percent of eligible compensation for CRISP Salary and CRISP Hourly and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Certain supplements within the Plans have various contribution limits that may differ from those listed above. Due to limitations of the Internal Revenue Code and ERISA, contributions by “highly compensated” participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions to the Plans based on the applicable plan supplement in which they participate. The various matching contributions range from 50 percent to 100 percent for salaried participants and from 10 percent to 66 2/3 percent for hourly participants of the employee’s deferral up to 4 percent to 6 percent of the employee’s annual cash compensation depending upon which plan in which the employee participates. A Roth 401(k) feature was added to the Plans effective January 1, 2008 for all non-union employees. Effective January 1, 2014, a 3 percent guaranteed Company contribution was added to the CRISP Salary for new hires.

Company contributions and earnings thereon, vest 20 percent per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 1.	Description of the Plans (Continued)

Participant accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s applicable matching contribution, the Company’s discretionary contributions, if any, and the plan earnings. The participant’s account is also charged with an allocation of plan losses and administrative expenses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures: At December 31, 2014, the CRISP Salary forfeited non-vested accounts totaled $2,098,593 and the CRISP Hourly forfeited non-vested accounts totaled $585,840. At December 31, 2013, the CRISP Salary forfeited non-vested accounts totaled $1,181,393 and the CRISP Hourly forfeited non-vested accounts totaled $224,237. These accounts are used to reduce future Company contributions. In 2014 and 2013, Company contributions to the CRISP Salary were reduced by $1,127,258 and $904,300, respectively. Additionally, in 2014 and 2013, Company contributions to the CRISP Hourly were reduced by $392,282 and $279,300, respectively.

CRISP Hourly participants: Participation in the CRISP Hourly is governed by either the collective bargaining agreements of the participating locations or the general plan provisions for any non-union employees. Certain provisions of these agreements require automatic participation in the CRISP Hourly after an employee meets minimum continuous service requirements, which generally equal one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements, and the contribution limitations set forth under the plan, ERISA and the Internal Revenue Code. Company contributions and vesting are also set forth in the various collective bargaining agreements or the general plan provisions for any non-union employees.

Notes receivable from participants and withdrawals: Based on various applicable plan supplements, CRISP Salary and non-union CRISP Hourly participants may borrow up to 50 percent of their vested account balance up to $50,000. The notes evidencing the amounts borrowed are repaid through payroll deductions within five years, unless the note proceeds are used to purchase a primary residence, in which case the note may be repaid within ten years. The notes carry a market rate of interest as determined by the Plan Administrator, currently ranging from 3.25 percent to 10 percent. The minimum amount that may be borrowed is $1,000. The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the respective plan documents.

Plan termination: The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans’ participants and beneficiaries. In the event the Plans are terminated, each participant’s Company contribution becomes fully vested. The Company may direct State Street Bank and Trust Company (the Trustee) either to distribute the Plans’ assets to the participants, or to continue the trust and distribute benefits as though the Plans had not been terminated.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 2.	Summary of Significant Accounting Policies

Basis of accounting: The financial statements include the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Plans invest in investment contracts through a master trust. The statement of net assets available for benefits presents the underlying fair value of the investment contracts as well as the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment valuation and income recognition: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plans’ investments are reported at fair value and are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurement, as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities;
Level 2 - Observable inputs other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;
Level 3 - Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the assets or liabilities.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as benefits paid to participants based upon the terms of the Plans.

Administrative expenses: Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plans.

Payment of benefits: Benefits are recorded when paid.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 3.	Interest in Master Trust

Substantially all of the Plans’ investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the Master Trust, which is a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Plans’ record-keeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating Plans.

The net investment income of the investment assets is allocated by the Plans’ record-keeper to each participating plan based on the relationship of an individual plan interest to the total of the interests of the Plans.

The net assets in the Master Trust at December 31, 2014 and 2013, are summarized as follows:

	2014	2013
Assets:
Investment at fair value:
Common stock	$342,517,102	$323,985,533
Mutual funds	1,049,759,568	759,952,403
Guaranteed investment contracts	242,700,179	198,603,010
Common investment trusts	—	226,980,411
Invested cash	2,567,178	3,944,502
Total investments, at fair value	1,637,544,027	1,513,465,859

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	(3,917,273)	(3,958,874)
Due from broker from securities sold	298,436,496	—
Interest and dividends receivable	925,921	853,301
Total assets	1,932,989,171	1,510,360,286

Liabilities:
Other liabilities	1,018,417	418,666

Net assets available in the Master Trust	1,931,970,754	$1,509,941,620

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 3.	Interest in Master Trust (Continued)

The Plans’ interest in the underlying investments of the Master Trust at December 31, 2014 is summarized as follows:

	CRISP	CRISP
	Salary	Hourly
Assets:
Investment at fair value
Common stock	83%	17%
Mutual funds	77%	23%
Guaranteed investment contracts	66%	34%
Invested cash	78%	22%

The Plans’ interest in the underlying investments of the Master Trust at December 31, 2013 is summarized as follows:

	CRISP	CRISP
	Salary	Hourly
Assets:
Investment at fair value
Common stock	83%	17%
Mutual funds	82%	18%
Guaranteed investment contracts	73%	27%
Common investment trusts	78%	22%
Invested cash	77%	23%

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 76 percent and 81 percent for CRISP Salary and 24 percent and 19 percent for CRISP Hourly at December 31, 2014 and 2013, respectively. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment income/(loss) may not be allocated evenly among the Plans participating in the Master Trust.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 3.	Interest in Master Trust (Continued)

The net investment income of the Master Trust for the years ending December 31, 2014 and 2013 is summarized as follows:

	2014	2013
Interest and dividends	$48,457,449	$31,760,360

Net appreciation (depreciation) of investments:
Common stock	25,964,583	69,956,262
Mutual funds	42,235,994	115,307,316
Common investment trusts	22,067,543	39,597,342
Net appreciation of investments	90,268,120	224,860,920

Net investment income	$138,725,569	$256,621,280

Note 4.	Investments

The following presents the CRISP Salary’s investments, including underlying investments of the Master Trust, that represent 5 percent of more of the CRISP Salary’s net assets as of December 31, 2014 and 2013:

	2014	2013
Vanguard Equity Income Fund	$90,745,092	$89,821,144
Fidelity Interest Income Fund	158,200,540	143,412,973
Vanguard Total Bond Market Index Fund	87,763,010	95,368,608
Fidelity Asset Manager Fund	128,167,178	83,434,602
Vanguard Institutional Index Fund	202,658,698	193,951,364
T. Rowe Price Large Cap Growth Stock Fund	153,401,281	135,780,189
Vanguard International Growth Fund	79,109,418	93,572,643
ConAgra Foods, Inc. Common Stock Fund	130,282,796	134,277,513
Vanguard Mid-Cap Index Fund	117,831,733	109,999,307

The following presents the CRISP Hourly’s investments, including underlying investments of the Master Trust, that represent 5 percent of more of the CRISP Hourly’s net assets as of December 31, 2014 and 2013:

	2014	2013
Fidelity Interest Income Fund	$81,647,428	$ 53,854,680
Vanguard Total Bond Market Index Fund	31,128,016	31,143,662
Fidelity Asset Manager Fund	72,639,887	37,104,503
Vanguard Institutional Index Fund	57,864,146	54,312,782
T. Rowe Price Large Cap Growth Stock Fund	32,895,250	25,279,420
ConAgra Foods, Inc. Common Stock Fund	27,240,248	30,096,967

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 5.	Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and requires disclosure of fair value measurements. The framework establishes a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the methodologies used at December 31, 2014 and 2013, nor have there been any transfers between levels for the years ending December 31, 2014 and 2013. The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at quoted market prices, which represents the net asset values of securities held in such funds.

Guaranteed investment contracts: Valued at the fair value of the underlying debt securities which consist primarily of governmental and asset-backed securities, collateralized mortgage obligations, and corporate bonds. The underlying debt securities are valued at quoted prices in active markets for identical or similar assets.

Common investment trusts: Valued at the net asset value as a practical expedient which is based on the fair value of the investments in the respective trusts at year-end.

Invested cash: Valued at cost which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plans believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 5.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments in the Master Trust:
Company common stock	$157,523,044	$—	$—	$157,523,044
Large Cap common stock	184,994,058	—	—	184,994,058
Mutual funds
Index funds	737,126,803	—	—	737,126,803
Value funds	111,744,900	—	—	111,744,900
Balanced funds	200,887,865	—	—	200,887,865
Guaranteed investment contracts	—	242,700,179	—	242,700,179
Invested cash	—	2,567,178	—	2,567,178

Total assets at fair value	$1,392,276,670	$245,267,357	$—	$1,637,544,027

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments in the Master Trust:
Company common stock	$164,374,480	$—	$—	$164,374,480
Large Cap common stock	159,611,053	—	—	159,611,053
Mutual funds:
Index funds	564,905,512	—	—	564,905,512
Value funds	74,423,783	—	—	74,423,783
Balanced funds	120,623,108	—	—	120,623,108
Guaranteed investment contracts	—	198,603,010	—	198,603,010
Common investment trusts	—	226,980,411	—	226,980,411
Invested cash	—	3,944,502	—	3,944,502
	1,083,937,936	429,527,923	—	1,513,465,859
CRISP Salary's Other Investments:
Mutual funds:
Index funds	119,928,465	—	—	119,928,465
Value funds	23,523,597	—	—	23,523,597
Invested cash	135,915,986	—	—	135,915,986
	279,368,048	—	—	279,368,048
CRISP Hourly's Other Investments:
Mutual funds:
Index funds	54,687,600	—	—	54,687,600
Value funds	11,802,979	—	—	11,802,979
Invested cash	84,989,281	—	—	84,989,281
	151,479,860	—	—	151,479,860

Total assets at fair value	$1,514,785,844	$429,527,923	$—	$1,944,313,767

Note 6.	Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in Synthetic Guaranteed Investment Contracts (Synthetic GICs). Synthetic GICs consist of an asset or collection of assets that are owned by the Fidelity Interest Income Fund, and a benefit-responsive contract value wrap guarantee agreement purchased for the portfolio. The underlying collection of assets is presented at fair value in Note 4. In determining the net assets available for benefits at December 31, 2014 and 2013, the Synthetic GICs are recorded at their contract value of $238,782,906 and $194,644,136, respectively. Investment contracts such as these are generally valued at the contract value rather than fair value to the extent they are fully benefit-responsive.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 6.	Synthetic Guaranteed Investment Contracts (Continued)

The series of wrap guarantee agreements with insurance companies that the Master Trust holds can be utilized in the event the issuer of the Synthetic GICs falls below certain credit rating criteria or fails to meet benefit obligations per the terms of the contract. Contract value represent contributions made under the contract plus accrued interest less participant withdrawals.

Participants may ordinarily direct the withdrawal of transfer of all or a portion of their investment at contract value. The crediting interest rate of the contract is set at the state of the contract and is reset quarterly.

There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the contract issuers. Such events include the following: (i) amendments to the Plans’ documents (including complete or partial termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Company or other Company events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate prior to the scheduled maturity.

The average yield of the Synthetic GICs based on actual earnings was approximately 1.25 percent and 1.52 percent at December 31, 2014 and 2013, respectively. The average yield of the Synthetic GICs based on the interest rate credited to participants was approximately 1.43 percent and 1.39 percent at December 31, 2014 and 2013, respectively.

Note 7.	Fair Value of Investments in Certain Entities

The following table sets forth additional disclosures of the Plans’ investments whose fair value is estimated using net asset value per share as of December 31, 2013:

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Investments in the Master Trust:
Common investment trusts (a)
Equity funds	$174,368,084	—	Daily	None
Fixed income funds	$ 34,782,369	—	Daily	None
Real estate funds	$ 17,829,958	—	Daily	None

(a)
This category includes investments in common investment trusts that are used to facilitate the Plans’ Target Date Retirement Funds. Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets. The fair value of investments in this category has been estimated using net asset value per share of the investments.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 8.	Federal Income Tax Status

The Internal Revenue Service has determined and has informed the Company by letters to the Plans dated September 28, 2012, that the respective Plans were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plans have been amended since receiving these letters. However, the Company and the Plan Administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trusts continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the Plans have taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plans are subject to routine audits by taxing jurisdictions and currently have audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

A participant’s basic and supplemental contributions (excluding Roth) are made on pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are currently deductible by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

Note 9.	Related Party Transactions

The Master Trust investments include 4,341,870 and 4,877,581 shares ConAgra Foods, Inc. Common Stock with a fair value of $157,523,044 and $164,374,480 at December 31, 2014 and 2013, respectively. The Company is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

Invested cash balances of $2,567,178 and $3,944,502 at December 31, 2014 and 2013, respectively are managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

Note 10.    Reconciliations of Financial Statements to Form 5500s

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013 for the CRISP Salary:

	2014	2013
Net assets available for benefits per the financial statements	1,489,487,834	$1,512,930,737
Less accrued benefits paid to participants	2,999,985	877,618

Net assets available for benefits per the Form 5500	$1,486,487,849	$1,512,053,119

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 10.    Reconciliations of Financial Statements to Form 5500s (Continued)
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013 for the CRISP Hourly:

	2014	2013
Net assets available for benefits per the financial statements	$482,564,056	$473,378,853
Less accrued benefits paid to participants	635,323	134,800

Net assets available for benefits per the Form 5500	$481,928,733	$473,244,053

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2014 for the CRISP Salary:

2014
Benefits paid to participants per the financial statements	$215,004,877
Add accrued benefits paid to participants at
December 31, 2014	2,999,985
Less accrued benefits paid to participants at
December 31, 2013	877,618
Benefits paid to participants per the Form 5500	$217,127,244

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2014 for the CRISP Hourly:

2014
Benefits paid to participants per the financial statements	$58,159,471
Add accrued benefits paid to participants at
December 31, 2014	635,323
Less accrued benefits paid to participants at
December 31, 2013	134,800
Benefits paid to participants per the Form 5500	$58,659,994

Note 11.    Risk and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefit.

Note 12. Subsequent Events

Effective January 1, 2015, the Company moved the Target Date Funds held at Alliance Bernstein to Vanguard. The 2000 Retirement date fund and the 2005 Retirement date fund options were eliminated and the Target Retirement Income TRI fund and the 2060 Retirement date fund became new options.

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Form 5500, Schedules H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2014

	CRISP	CRISP
Assets	Salary	Hourly

Plan interest in Master Trust	$1,477,394,476	$458,493,551

Notes receivable from participants, with interest rates
ranging from 4.25% to 10.00% with various maturity dates	14,678,758	23,903,208

Total assets	$1,492,073,234	$482,396,759

See accompanying reports of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ConAgra Foods Retirement Income Savings Plan For Salaried Employees

Date: June 26, 2015	By	/s/ Charles G. Salter
Charles G. Salter
ConAgra Foods Employee Benefits Administrative Committee

ConAgra Foods Retirement Income Savings Plan For Hourly Rate Production Employees

Date: June 26, 2015	By	/s/ Charles G. Salter
Charles G. Salter
ConAgra Foods Employee Benefits Administrative Committee